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THIS DOCUMENT IS A COPY OF THE 13G FILED ON 2/18/97
PURSUANT TO A RULE 201 TEMPORARY HARDSHIP
EXEMPTION.

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                  SCHEDULE 13G



                    Under the Securities Exchange Act of 1934

                                (Amendment No. )*


                          INTERACTION MEDIA CORPORATION
                                (Name of Issuer)



                     Common Stock, par value $.005 per share
                         (Title of Class of Securities)


                                   45638F 10 9
                                 (CUSIP Number)



Check the following box if a fee is being paid with this statement |_|. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).


* The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 7 Pages

CUSIP No. 45638F 10 9               13G                    Page 2 of 7 Pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Trust under Agreement with Irving R. Burnstine, IRA


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   CITIZENSHIP OR PLACE OF ORGANIZATION

     Florida


--------------------------------------------------------------------------------
   NUMBER OF      5    SOLE VOTING POWER
     SHARES            262,409
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6    SHARED VOTING POWER
      EACH             -0-
   REPORTING      --------------------------------------------------------------
     PERSON       7    SOLE DISPOSITIVE POWER
      WITH             262,409
                  --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER
                       -0-
--------------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     262,409

--------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     11.7%

--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*

     OO


--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT


                               Page 2 of 7 Pages

Item 1(a)

Name of Issuer

     The issuer of the common stock to which this Schedule 13G relates is Interaction Media Corporation, a Delaware corporation (the "Company").

Item 1(b)

Address of Issuer's Principal Executive Offices

     The Company's principal executive offices are located at 1701 Ponce de Leon Boulevard, Coral Gables, Florida 33134.

Item 2(a)

Name of Person Filing

     This Schedule 13G is filed on behalf of the Trust under Agreement with Irving R. Burnstine, IRA (the "Trust").

Item 2(b)

Address of Principal Business Office

     The Trust's principal business office is located at c/o Northern Trust Bank of Florida, N.A., 700 Brickell Avenue, Miami, Florida 33131.

Item 2(c)

Citizenship

     The Trust is a Florida trust.

Item 2(d)

Title of Class of Securities

     The security to which this Schedule 13G relates is the common stock, par value $.005 per share (the "Common Stock"), of the Company.


                                Page 3 of 7 Pages

Item 2(e)

CUSIP Number

     The CUSIP number of the Common Stock is 45638F 10 9.

Item 3

If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

     (a)-(h): Not applicable.

Item 4

Ownership

     (a)  Amount Beneficially Owned

          The Trust beneficially owns 262,409 shares of Common Stock.

     (b)  Percent of Class

          11.7%

     (c)  Number of Shares as to Which Such Person Has:

          (i)   Sole Power to Vote or Direct the Vote:

                262,409

          (ii)  Shared Power to Vote or Direct the Vote:

                -0-

          (iii) Sole Power to Dispose or Direct the Disposition:

                262,409

          (iv)  Shared Power to Dispose or Direct the Disposition of:

                -0-


                                Page 4 of 7 Pages


287609.

Item 5

Ownership of Five Percent or Less of a Class

     Not Applicable

Item 6

Ownership of Five Percent on Behalf of Another Person

     The shares owned by the Trust and any dividends thereon are held for the benefit of Lori Burnstine and Michael L. Burnstine.

Item 7

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

     Not Applicable

Item 8

Identification and Classification of Members of the Group

     Not Applicable

Item 9

Notice of Dissolution of Group

     Not Applicable



                                Page 5 of 7 Pages

Item 10

Certification


     After reasonable inquiry and to the best of the my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 1997

                                TRUST UNDER AGREEMENT WITH IRVING
                                R. BURNSTINE, IRA


                                 By:/s/ Barbara Burnstine
                                    -----------------------------
                                 Barbara Burnstine, Trustee


                                Page 6 of 7 Pages

                       Disclaimer of Beneficial Ownership
                                Under Rule 13d-4



     The filing of the Schedule 13G on behalf of the Trust under Agreement with Irving R. Burnstine, IRA (the "Trust") does not constitute an admission that the undersigned is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by the Schedule filed on behalf of the tust. Pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, the undersigned disclaims such ownership with respect to any shares listed therein of which she would not otherwise be deemed to be the beneficial owner.


                                                /s/ Barbara Burnstine
                                                ---------------------



                                                February 13, 1997
                                                Date


                                Page 7 of 7 Pages